UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington D.C., 20549

                                   Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number 000-29437

                         White Diamond Spirits, Inc.
           (Exact name of registrant as specified in its charter)

 10120 South Eastern Avenue Suite 200 Henderson Nevada 89052; (702) 492-1233
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, par value $0.001 per share
          (Title of each class of securities covered by this Form)

                                                 None
     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)           /X/            Rule 12h-3(b)(1)(i)      /  /
Rule 12g-4(a)(1)(ii)          /X/            Rule 12h-3(b)(1)(ii)     /  /
Rule 12g-4(a)(2)(i)           /  /           Rule 12h-3(b)(2)(i)      /  /
Rule 12g-4(a)(2)(ii)          /  /           Rule 12h-3(b)(2)(ii)     /  /
                                             Rule 15d-6 --------      /  /

     Approximate  number  of  holders of record as of  the  certification  or
notice date:   267

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, White Diamond Spirits, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 21, 2002

BY: /S/MICHAEL MARLEAU
    Michael Marleau, President and Chief Executive Officer